Mail Stop 3561
<u>via U.S. mail and facsimile</u>

May 21, 2008

Gregory Scott, President
Bebe Stores, Inc.
4000 Valley Drive
Brisbane, CA94005

     Re: **Bebe Stores, Inc.**
                 Form 10-K for fiscal year ended July 7, 2007 and filed September 14, 2007
                 File No. 0-24395

Dear Mr. Scott:

     We have completed our review of your Form 10-K and have no further comments at this time.

          Sincerely,

          John Reynolds
          Assistant Director
          Office of Beverages, Apparel and
                Health Care Services

cc: Tad J. Freese, Esq.
     By facsimile to (650) 463-2600